CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

March 23, 2005

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 0304
Washington, D.C. 20549-0304

RE: Middle Kingdom Resources Ltd.
Form SB-2 Registration Statement
File No. 333-120051

Dear Mr. Reynolds:

In response to your letter of comments dated March 18, 2005, please be advised as follows:

Financial Statements

1. The audited financial statements have been revised to include a going concern opinion.

2. Current consents have been provided.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak